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August 5, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyatt Hotels Corporation
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Hyatt Hotels Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-1 (the “Registration Statement”), including selected exhibits. For your convenience, we will also deliver to you paper copies of the Registration Statement.

Please do not hesitate to contact me by telephone at (312) 876-7681 or Michael A. Pucker at (312) 876-6518 or by fax at (312) 993-9767 with any questions or comments with respect to the Registration Statement.

Very truly yours,

/s/ Cathy A. Birkeland

Cathy A. Birkeland

of LATHAM & WATKINS LLP

cc:	Mark S. Hoplamazian
Harmit J. Singh

Enclosure